Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

December 6, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L.P.

Amendment No. 5 to

Registration Statement on Form S-1

Submitted December 2, 2011

File No. 333-176445

Ladies and Gentlemen:

Set forth below are the responses of Inergy Midstream, L.P. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 5, 2011, with respect to correspondence relating to the draft Amendment No. 6 to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”), File No. 333-176445, supplementally furnished to the Commission on December 2, 2011. Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For your convenience, we will hand deliver three full copies of Amendment No. 6, as well as three copies of Amendment No. 6 that are marked to show all changes made since Amendment No. 5 to the Registration Statement.

Unless otherwise specified herein, all references to page numbers and captions correspond to Amendment No. 6.

Securities and Exchange Commission

December 6, 2011

Summary, page 1

Formation Transactions and Partnership Structure, page 7

1.	We note your disclosure on page 8 that you will issue $50,000 of restricted units to each of your independent directors pursuant to your long-term incentive plan. We also note on page 12 that you have assumed you will grant 500,000 restricted units at the closing of the offering. In other locations in your filing, such as page 15, you state you may grant up to 500,000 restricted units. On page 50, you disclosed that you intend to grant $50,000 of restricted units to each of your independent directors and may grant up to 500,000 restricted units to certain key employees. Please explain to us and clarify for your investors throughout your document, what portion, if any, of the 500,000 restricted units you have committed to issue and what portion of this issuance is still undecided. Please further explain to us how you considered including some or all of these 500,000 restricted units in your calculation of common units outstanding after the offering, in your pro forma capitalization, as part of your dilution disclosures, in your calculation of cash distributions on page 67, and in pro forma net income per unit.

Response:

The Partnership has determined that it will grant each of the two independent directors $50,000 of restricted units at the closing of the offering. Based on an assumed initial public offering price of $20.00 per common unit, the directors would receive an aggregate of 5,000 restricted units at the closing of the offering (collectively, the “Director RSUs”).

In addition to the Director RSUs, the Partnership may elect to grant up to an additional 495,000 restricted units to various employees, including executive officers (“Potential RSU Awards”). The Partnership has not, however, made any decisions with respect to which employees, if any, would be granted those restricted units or what the size of such restricted unit awards, if any, would be. Accordingly, the Partnership is not committed to granting any of the Potential RSU Awards.

Because the Director RSUs are entitled to receive distributions and the directors may vote those units, the Partnership has determined it would be appropriate to include the Director RSUs in the calculation of common units outstanding after the offering, pro forma capitalization, dilution disclosures, calculation of cash distributions and in pro forma net income and pro forma net income per unit. Because the impact on pro forma net income is less than $50,000, no specific adjustments for these units are shown on the pro forma income statement. By contrast, because the Potential RSU Awards are not (i) entitled to cash distributions unless they are granted, (ii) in fact, may never be granted, and (iii) are not factually supportable, the Partnership has not included the Potential RSU Awards in disclosures regarding the calculation of common units outstanding after the offering, pro forma capitalization, dilution disclosures and in pro forma net income and pro forma net income per unit. However, the Partnership believes it is

Securities and Exchange Commission

December 6, 2011

appropriate and more conservative disclosure to include the impact of both the Director RSUs and the Potential RSU Awards in disclosures regarding the Partnership’s estimated available cash and cash distributions.

We have revised our disclosure accordingly and conformed throughout Amendment No. 6. Please see, e.g., pages 8, 10, 12, 15, 20, 50-52 and 127.

Dilution, page 47

2.	Please refer to footnote 3 to your dilution table. You indicate that each $1.00 increase or decrease in the assumed offering price would change the dilution per common unit to investors in this offering to $14.33 per common unit. It is unclear to us that this dilution per common unit amount is correct for both an increase in the offering price and a decrease in the offering price. If you continue to believe this amount is correct, please provide us with separate calculations for an increase in offering price and a decrease in offering price to support this dilution amount; otherwise, revise your disclosure to separately disclose the dilution per common unit resulting from a decrease in the offering price.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to disclose that a $1.00 decrease in the assumed offering price would change the dilution per common unit to investors in this offering to $12.73 per common unit. Please see page 47.

Estimated Cash Available for Distribution for the 12 Months Ending December 31, 2012, page 54

Assumptions and Considerations, page 56

3.	Please refer to comment 28 in our letter dated September 23, 2011. Based on your disclosure in the last sentence of the first paragraph on page 54, it appears that your calculation of estimated cash available for distribution for the 12 months ending December 31, 2012 assumes that you have granted 500,000 restricted units. Since you have begun to issue stock compensation, and since you have the ability to issue additional stock compensation in the future under your long-term incentive plan, please clarify to your readers that your assumptions include an assumption that no additional stock compensation will be granted before December 31, 2012. Alternatively, if you expect to issue additional stock compensation, please modify your disclosures accordingly.

Securities and Exchange Commission

December 6, 2011

Response:

We acknowledge the Staff’s response and have revised our disclosure to clarify our assumptions include an assumption that no additional stock compensation will be granted before December 31, 2012. Please see page 59.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

4.	Please refer to your pro forma balance sheet on page F-3. To facilitate an investor’s understanding of the various transactions that will impact total partners’ capital, please consider separately presenting capital held by the public and capital held by NRGY, similar to the presentation in your Capitalization table on page 46.

Response:

We acknowledge the Staff’s response and have revised our disclosure to separately present capital held by the public and capital held by NRGY, similar to the presentation in our Capitalization table. Please see page F-3.

Historical Consolidated Financial Statements, page F-6

Note 9. Pro Forma Balance Sheet and Net Income Per Unit (Unaudited), page F-21

5.	We note that you revised your historical financial statements in response to comment 1 from our letter dated November 29, 2011. We have the following comments:

•

You indicate in this footnote that pro forma net income per unit assumes that 58,325,000 units were issued to Inergy, L.P. in conjunction with the formation transactions. Please revise your disclosure to clarify, similar to the disclosures elsewhere in your document, that this assumes that the underwriters do not exercise their option to purchase 2,400,000 additional common units and those common units were issued to Inergy, L.P. instead.

Response:

We acknowledge the Staff’s response and have revised our disclosure to clarify that 58,325,000 units were issued to Inergy, L.P. assumes that the underwriters do not exercise their option to purchase 2,400,000 additional common units and those common units were issued to Inergy, L.P. instead. Please see page F-21.

•

Given the total pro forma weighted average limited partner units outstanding as seen on page F-9, it appears that you added 11,230,148 pro forma units to comply with SAB Topic 1:B.3. Please provide us with your

Securities and Exchange Commission

December 6, 2011

calculation of those 11,230,148 units, and explain how your calculation complies with the guidance in this SAB Topic.

Response:

For purposes of applying SAB Topic 1:B.3, we concluded that the assumption of the $300 million promissory note and the payment of $80 million to Inergy, L.P. for reimbursement of capital expenditures offset by the forgiveness of the $129.8 million in debt owed to Inergy, L.P. would result in a net distribution of $250.2 million to Inergy, L.P. and therefore require a pro forma adjustment on the balance sheet. In calculating pro forma earnings per unit, we gave effect to an assumed number of units whose proceeds are assumed to have been used to support the distribution. For purposes of calculating the number of assumed units, we used the net offering price per common unit to Inergy Midstream of $18.58 and determined that 11,230,148 additional units would be required based on the following calculation:

Net distribution	$250,200,000

less current period earnings of	$41,600,000

Total	$208,600,000

$208,600,000 / $18.575 = 11,230,148 additional units

We have also disclosed on page F-22 the impact of performing the calculation using the gross offering price per common unit of $20.00.

[Signature Page Follows.]

Securities and Exchange Commission

December 6, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 6 to Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours, INERGY MIDSTREAM, L.P

By:	NRGM GP, LLP, its general partner

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr. Executive Vice President and Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Laura L. Tyson, Baker Botts L.L.P.